

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 7, 2006

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street, Hamilton
HM CX Bermuda

      Re: **Central European Media Enterprises Ltd.**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 2, 2006
               File No. 0-24796

Dear Mr. Macmillan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director